

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 29, 2014

<u>Via E-mail</u>
Mr. Jeffrey S. Cosman
Chief Executive Officer and Director
Brooklyn Cheesecake & Desserts Company, Inc.
12540 Broadwell Road, Suite 1203
Milton, GA 30004

> **Re: Brooklyn Cheesecake & Desserts Company, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 9, 2014**
> **File No. 1-13984**

Dear Mr. Cosman:

We have limited the review of your filing and have the following comment. Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to the comment, we may have additional comments.

<u>Purposes and Effects of the Proposal, page 4</u>

1. You disclose that the primary reason for the amendment to your Articles of Incorporation is to change your corporate name is to reflect your new business following your merger with Here to Serve Holding Corp. Please revise your preliminary proxy statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you believe that you are not required to provide some or all of this information. <u>See</u> Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief